Exhibit 99.1

DHX Media Shareholders Approved All Matters at Annual & Special Meeting

HALIFAX, Dec. 18, 2018 /CNW/ - DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, reports that all nominees listed in its management information circular dated November 16, 2018, were elected as directors of the Company at its annual and special meeting of shareholders (the "Meeting"), held on December 18, 2018. In addition, PricewaterhouseCoopers LLP was re-appointed as the Company's auditors, and the Advance Notice By-law of the Company was confirmed.

AGM Presentation

Management's presentation from the Meeting is available on the Company's website at http://www.dhxmedia.com/investors/.

The detailed results of the votes received for each director nominee were as follows:

Directors	% of Shares Voted For	% of Shares Voted Withheld
Elizabeth Beale	80.05%	19.95%
David Colville	79.97%	20.03%
Amanda Cupples	81.78%	18.22%
Michael Donovan	80.03%	19.97%
Deborah Drisdell	80.00%	20.00%
Eric Ellenbogen	81.81%	18.19%
Alan Hibben	99.83%	0.17%
Steven Landry	81.83%	18.17%
Geoffrey Machum	80.02%	19.98%
Jonathan Whitcher	99.87%	0.13%
Donald Wright	80.06%	19.94%

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate & Trade Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 18:50e 18-DEC-18